Exhibit (a)(1)(D)

Offer to Purchase for Cash

Up to All Outstanding Shares of Common Stock

of

Logility, Inc.

at

$7.02 Net Per Share

by

AMERICAN SOFTWARE, INC.

The Offer and Withdrawal Rights Will Expire at 12:00 Midnight, New York

City Time, on June 22, 2009, Unless the Offer Is Extended.

May 22, 2009

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by American Software, Inc., a Georgia corporation (“American Software”), to act as Information Agent in connection with American Software’s offer to purchase up to all the outstanding shares of common stock, no par value (“Shares”), of Logility, Inc., a Georgia corporation (“Logility”), not currently owned by American Software at a price of $7.02 per share net to the seller in cash, without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 22, 2009 and in the related Letter of Transmittal (which together with any amendments or supplements thereto, constitute the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed for your information and use are copies of the following documents:

1.	The Offer to Purchase dated May 22, 2009;

2.	The Letter of Transmittal, including a Certification of Taxpayer Identification Number on Substitute Form W-9, to be used by holders of Shares in accepting the Offer and tendering Shares;

3.	A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents are not immediately available or cannot be delivered to the American Stock Transfer & Trust Company, the Depositary, by the Expiration Date (as defined under “The Tender Offer—Section 1—Terms of the Offer; Expiration Date” in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4.	A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

6.	A Letter to shareholders of Logility from the Special Committee of Logility dated May 22, 2009;

7.	A Solicitation/Recommendation Statement of Logility filed on Schedule 14D-9; and

8.	A return envelope addressed to the Depositary.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights expire at 12:00 midnight, New York City time, on June 22, 2009, unless the Offer is extended.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Certificates evidencing such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), (ii) a properly completed and duly executed Letter of Transmittal (or a properly completed and manually signed facsimile thereof) with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and (iii) any other requested documents.

If holders of Shares wish to tender, but it is impracticable for them to forward their Certificates or required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedure described in the section of the Offer to Purchase entitled “The Tender Offer—Section 3—Procedures for Tendering Shares.”

American Software will not pay any fees or commissions to any broker, dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, American Software will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. American Software will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of Shares to it, except as otherwise provided in Instruction 6 to the Letter of Transmittal. Under no circumstances will interest be paid by American Software on the purchase price of tendered Shares, regardless of any extension of the Offer or delay in making payment.

Any inquiries you may have with respect to the Offer and requests for additional copies of the enclosed material should be addressed to D.F. King & Co., Inc., as the Information Agent, at 48 Wall Street, New York, New York 10005 at (800) 735-3591 (toll-free) or (212) 269-5550 (collect).

Very truly yours,

D.F. King & Co., Inc.

Nothing contained herein or in the enclosed documents shall constitute you the agent of American Software, the Information Agent or the Depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

The Offer is not being made to (nor will tenders of Shares be accepted from or on behalf of) holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of jurisdiction.